

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 29, 2008

Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, CA 90302

  Re: Signature Eyewear, Inc.
    Form 10-K for the Fiscal Year Ended October 31, 2007
    File No. 000-23001

Dear Mr. Prince:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin Vaughn
       Branch Chief